Oaktree Acquisition Corp. III Life Sciences

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

October 21, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Stacie Gorman and Jeffrey Gabor

Re:	Oaktree Acquisition Corp. III Life Sciences

Registration Statement on Form S-1, as amended

Initially Filed October 4, 2024

File No. 333-282508

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Oaktree Acquisition Corp. III Life Sciences (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:30 p.m., Eastern Time, on October 23, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Mathieu Kohmann, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 390-4510, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature Page Follows]

Very truly yours, OAKTREE ACQUISITION CORP. III LIFE SCIENCES

By:	/s/ Zaid Pardesi
Name:	Zaid Pardesi
Title:	Chief Executive Officer

cc:

Christian O. Nagler, Kirkland & Ellis LLP

Peter Seligson, Kirkland & Ellis LLP

Mathieu Kohmann, Kirkland & Ellis LLP